Exhibit 12.1
AIRCASTLE LIMITED
RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

											Six Months Ended
	Year Ended December 31,										June 30,
	2005		2006		2007		2008		2009		2009		2010
Fixed Charges:
Interest expense	$8,172		$55,766		$112,166		$216,577		$172,206		$86,366		$82,549
Capitalized interest	—		—		7,267		5,737		1,457		616		1,384
Portion of rent expense representative of interest	82		246		296		436		412		209		195

Total fixed charges	$8,254		$56,012		$119,729		$222,750		$174,075		$87,191		$84,128

Earnings:
Income from continuing operations before income taxes	$137		$50,765		$122,061		$122,832		$111,152		$50,007		$40,868
Fixed charges from above	8,254		56,012		119,729		222,750		174,075		87,191		84,128
Less capitalized interest from above	—		—		(7,267)		(5,737)		(1,457)		(616)		(1,384)
Amortization of capitalized interest	—		—		—		283		384		192		192

Earnings (as defined)	$8,391		$106,777		$234,523		$340,128		$284,154		$136,774		$123,804

Ratio of earnings to fixed charges	1.02	x	1.91	x	1.96	x	1.53	x	1.63	x	1.57	x	1.47	x